Exhibit 99.1

WORK Medical Technology Group LTD Announces Pricing of Initial Public Offering

Hangzhou, China, August 23, 2024 -- WORK Medical Technology Group LTD (the “Company”), a supplier of medical devices in China, today announced the pricing of the initial public offering (the “Offering”) of its 2,000,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on August 23, 2024 under the ticker symbol “WOK.”

The Company expects to receive aggregate gross proceeds of US$8.00 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about August 26, 2024, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for (i) upgrading production equipment and increasing production capacity, (ii) developing masks, other medical consumables and medical devices, (iii) product marketing, (iv) patent purchases, (v) working capital and other general corporate purposes.

The Offering is being conducted on a “firm commitment” basis. Kingswood Capital Partners, LLC (“Kingswood”) is acting as the sole book running manager for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company, and Ortoli Rosenstadt LLP is acting as U.S. counsel to Kingswood in connection with the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-271474) and was declared effective by the SEC on August 22, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement relating to the Offering. Copies of the prospectus relating to the Offering may be obtained from Kingswood at: 7280 W Palmetto Park Rd. Suite 301, Boca Raton, FL 33433, or by email at lciervo@kingswoodus.com, or by telephone at +1-800-535-6981. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About WORK Medical Technology Group LTD

WORK Medical Technology Group LTD is a supplier of medical devices that develops and manufactures Class I and II medical devices and sells Class I and II disposable medical devices through operating subsidiaries in China. The Company has a diverse product portfolio comprising 21 products including customized and multifunctional masks and other medical consumables. All the products have been sold in 34 provincial-level administrative regions in China, with 15 of them sold in more than 30 countries worldwide. The Company received a number of quality-related manufacturing designations and registered 17 products with the U.S. Food and Drug Administration allowing their products to enter the U.S. market. For more information, please visit the Company’s website: https://www.workmedtech.com/corporate.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words or similar expressions that are intended to identify forward-looking statements. Any such statements in this press release that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements include, without limitation, statements regarding completion, timing and anticipated size of the initial public offering and the expected commencement of trading on Nasdaq.

Any forward-looking statements in this press release are based on the Company’s current expectations, estimates and projections only as of the date of this release and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, completion of the proposed initial public offering on the anticipated terms, or at all, market conditions and the satisfaction of customary closing conditions related to the initial public offering. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s registration statement on Form F-1 and other documents filed by the Company with the SEC. The Company explicitly disclaims any obligation to update any forward-looking statements except to the extent required by law.

For more information, please contact:

WORK Medical Technology Group LTD

Investor Relations Department

Email: ir@workmedtech.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com